WiderThan Announces Board Appointments
Andrew P. Kaplan and Chong-Sang Ahn Elected, Antti Kokkinen Re-Elected Members of Board of
Directors at General Shareholders’ Meeting

Seoul, South Korea – July 14, 2006 – WiderThan Co., Ltd. (NASDAQ: WTHN), a leading global provider of integrated mobile entertainment solutions for wireless carriers, today announced the election of two new members to its board of directors. Shareholders approved the nominations of Andrew P. Kaplan and Chong-Sang Ahn at the Company’s Extraordinary General Shareholders’ Meeting held on Monday, July 3, 2006.

Mr. Kaplan is presently Executive Vice President and Chief Financial Officer of Audible, Inc. and has served in such position since June 1999. Previously, Mr. Kaplan served as chief financial officer of each of Thomson Corporation Publishing International, Vertis Inc. and Time-Life Inc. Earlier in his career, Mr. Kaplan was with Ernst & Young. A Certified Public Accountant, Mr. Kaplan received his bachelor’s degree in business administration from Florida State University and his master’s degree in business administration from Harvard Business School. Mr. Kaplan will also serve as a member of the company’s Audit and Board Nomination and Corporate Governance Committees.

Mr. Ahn is presently a Professor at the Seoul School of Integrated Sciences and Technologies. Previously, Mr. Ahn served as President & CEO of both Dacom System Technologies and Dacom International, Inc. Earlier in his career, Mr. Ahn worked for a number of years with the Samsung Group. Mr. Ahn received his bachelor’s degree of Science in Textile Engineering from Seoul National University, and master’s degrees in business administration from Seoul National University and the Harvard Graduate School.

Also at the meeting, Antti Kokkinen, who has served on the Board of Directors of the Company since 2002, was re-elected for an additional three-year term.

About WiderThan
WiderThan is a leading provider of integrated mobile entertainment solutions for wireless carriers. Our applications, content and services enable wireless carriers to a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. WiderThan currently provides mobile entertainment solutions to more than 45 wireless carriers in over 20 countries, including SK Telecom in Korea, Cingular Wireless, Sprint Nextel, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.

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